Exhibit 99.1

Item 8.01  Other Events.

On August 12, 2013, Cyanotech filed its Form 10-Q for the quarter ended June 30, 2013, in which it disclosed that legal expenditures as a component of general and administrative expenses had increased from those reported in the same quarter in 2012.  The Company has since received questions regarding the cause of the increase in legal expenditures.  That increase was primarily the result of the Company researching, preparing and filing petitions for review by the Patent Trial and Appeal Board (“PTAB”) of the validity of a patent which claims to apply to certain uses of astaxanthin.

On June 28 and 29, 2013, the Company filed two Petitions (“Petitions”) for Inter Partes Review by the PTAB within the U.S. Patent and Trademark Office(1).  The Petitions contest the validity and enforceability of Patent No. 5527533 (“Patent”).  Separately, the Company is contesting both the validity of the Patent and its alleged application to any of the Company’s advertising, marketing and sale of astaxanthin products in patent infringement proceedings filed against Cyanotech on June 29, 2012 in the U.S. District Court for the Middle District of Florida under Case No. 5:12-cv-366(2).  The Company’s objective in filing the Petitions with the PTAB in the last quarter was to expedite resolution of the Company’s invalidity claims.

(1)  The Petitions [IPR 2013-00401 and -00404] are available through the USPTO Official Gazette at: http://www.uspto.gov/web/offices/com/sol/og/2013/week33/TOC.htm#ref18 and searching under “Inter Partes Review” and Patent No. 5527533.

(2)  The court files in this proceeding are available at www.pacer.gov by referencing the Middle District of Florida and the specific Case No. indicated in the text above; access is subject to government charges for such access.